Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANY NOTE

(SECOND QUARTER OF 2016)

1.	BASIC INFORMATION

(1)	Basic Information of the Company

Name of the Company in Chinese:

	Name of the Company in English:	China Life Insurance Company Limited

	Legal Representative:	Yang Mingsheng

	Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

	Business Scope:	Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sales of securities investment fund; other businesses approved by the national insurance regulatory departments. (Businesses which are subject to approvals by regulatory departments shall be conducted after the relevant approvals have been obtained.)

Note:	This summary of solvency quarterly report is prepared in accordance with the Regulatory Rules of Solvency of Insurance Companies (No. 1 – 17) issued by the China Insurance Regulatory Commission (the “CIRC”).

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

(2)	Shareholding Structure, Shareholders and Their Changes

1)	Shareholding Structure

Unit: ten thousand shares or RMB ten thousand

Category	At the beginning of the period		Changes in number of shares or shareholding percentage during the period				At the end of the period
	Shares or capital contribution	Percentage	Capital injection by shareholders	Capital reserve transfer or distribution of dividend	Equity transfer	Total	Shares or capital contribution	Percentage
RMB ordinary shares	2,082,353	73.67%	—	—	—	—	2,082,353	73.67%

Overseas listed foreign shares	744,118	26.33%	—	—	—	—	744,118	26.33%

Total	2,826,471	100.00%	—	—	—	—	2,826,471	100.00%

Note:	Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in the annual report.

2)	Effective Controller

The effective controller of the Company is the Ministry of Finance of the PRC. The equity and controlling relationship between the Company and its effective controller is set out below:

3)	Top Ten Shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period.)

Unit: Ten thousand shares

Name of shareholder	Nature of shareholder	Changes in number of shares held by the shareholder during the period	Number of shares held by the shareholder as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned	0	1,932,353	68.37%	0
HKSCC Nominees Limited	Foreign	-60	731,299	25.87%	0
China Securities Finance Corporation Limited	State-owned	1,640	57,326	2.03%	0
Central Huijin Asset Management Limited	State-owned	0	11,972	0.42%	0
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0	5,965	0.21%	0
China National Nuclear Corporation	State-owned	0	2,000	0.07%	0
China International Television Corporation	State-owned	0	1,845	0.07%	0
Hong Kong Securities Clearing Company Limited	Foreign	103	1,590	0.06%	0
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0	1,502	0.05%	0
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	-22	1,221	0.04%	0

Total	—	1,661	2,747,073	97.19%	0

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: Ten thousand shares or RMB ten thousand

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
1	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	80,000	80,000	0	100.00%	100.00%	0.00%
2	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	25,000	25,000	0	16.67%	16.67%	0.00%
3	China Life (Sanya) Healthy Investment Company Limited	Joint venture	30,600	30,600	0	51.00%	51.00%	0.00%
4	China Life Pension Company Limited	Subsidiary	240,516	240,516	0	70.74%	70.74%	0.00%
5	China Life Asset Management Company Limited	Subsidiary	240,000	240,000	0	60.00%	60.00%	0.00%
6	China Life Property and Casualty Insurance Company Limited	Associated corporation	600,000	600,000	0	40.00%	40.00%	0.00%
7	China Guangfa Bank Co., Ltd.	Associated corporation	308,048	308,048	0	20.00%	20.00%	0.00%
8	COFCO Futures Company Limited	Associated corporation	29,620	29,620	0	35.00%	35.00%	0.00%
9	Sino-Ocean Group Holding Limited	Associated corporation	225,346	225,346	0	29.998%	29.991%	-0.007%
10	Shanghai Rui Chong Investment Co., Limited	Subsidiary	619,900	619,900	0	100.00%	100.00%	0.00%
11	Golden Phoenix Tree Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
12	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	0	19,200	19,200	0.00%	23.08%	23.08%
13	GLP U.S. Income Partners II	Associated corporation	0	322,925	322,925	0.00%	25.25%	25.25%
14	RXR 1285 Holdings JV LLC	Joint venture	0	170,326	170,326	0.00%	51.55%	51.55%
15	New Aldgate Limited	Subsidiary	0	116,813	116,813	0.00%	100.00%	100.00%
16	CL AMP Zengjinbao Money Market Fund	Structured entity	15,237	15,331	94	46.46%	41.88%	-4.58%
17	CL AMP Zunxiang Bond Securities Investment Fund	Structured entity	15,001	15,001	0	18.22%	23.63%	5.41%
18	CL AMP Xinqianbao Money Market Fund	Structured entity	20,237	20,375	138	56.12%	48.66%	-7.46%
19	CL AMP Core Industry Flexible Allocation Mixed Securities Investment Fund	Structured entity	10,000	9,270	-730	41.69%	61.13%	19.44%
20	CL AMP CSI 300 Index Securities Investment Fund	Structured entity	15,004	15,004	0	28.57%	36.97%	8.40%

Note 1:	The figures shown in the “Number of shares held or cost” under items numbered 1, 2, 3, 10, 12, 13, 14 and 15 in this table refer to the amount of investment cost (Unit: RMB ten thousand).

Note 2:	Golden Phoenix Tree Limited as referred to in this table is a company incorporated in Hong Kong. Under the new Companies Ordinance (Cap. 622 of the Laws of Hong Kong) which took effect on March 3, 2014, all Hong Kong companies having a share capital shall adopt a no-par system and the par value system has been abolished. Relevant concepts such as nominal value, share premium and requirement for authorized capital have been abolished.

Note 3:	Item 20 in this table did not meet the condition for disclosure in the previous quarter and was therefore not listed in the previous quarterly report. This item met the condition for disclosure during the reporting period and the comparative figures were therefore listed pursuant to the regulatory requirements.

(4)	Basic Information of the Directors, Supervisors and Senior Management

1)	Basic Information of the Directors

Name	Date of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yang Mingsheng	August 1955	Master’s degree in Economics	Since May 22, 2012	Chairman, Executive Director	Bao Jian Shou Xian (2012) No. 644

Chairman of China Life Insurance (Group) Company

Chairman of China Life Property and
Casualty Insurance

Company Limited

Chairman of China Life Insurance (Overseas) Company Limited

Chairman of China Life Asset Management Company Limited

Mr. Yang has been the Chairman and an Executive Director of the Company since May 2012. He has been the Chairman of China Life Insurance (Group) Company since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, and the Chairman of China Life Asset Management Company Limited since December 2013. He acted as the Vice Chairman of the China Insurance Regulatory Commission from 2007 to 2012.

Lin Dairen	June 1958	Bachelor’s degree in Medicine	Since October 27, 2008	Executive Director	Bao Jian Shou Xian (2008) No. 1194

Non-executive Director of China

Life Property and Casualty

Insurance Company Limited

Non-executive Director of China

Life Pension Company

Limited

Non-executive Director of China

Life Asset Management

Company Limited

Chairman of the China Life Foundation

Vice Chairman of the Insurance

Institute of China

Vice Chairman of the Insurance

Association of China

Director of the Life Insurance

Committee of the Insurance

Association of China

Non-executive Director of China Insurance Security Fund Co., Ltd.

Mr. Lin has been an Executive Director of the Company since October 2008, and was appointed as the President of the Company by the Board in March 2014. He serves concurrently as a Non-executive Director of China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited and China Life Asset Management Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014.

Name	Date of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xu Hengping	November 1958	Hunan University, majoring in Finance	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718		Mr. Xu has been the Chief Operating Officer of the Company since August 2010 and the Vice President of the Company since November 2014.

Xu Haifeng	May 1959	Master’s degree in Business Administration	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718	Director of China Life Ecommerce Company Limited

Mr. Xu has been the Business Controller of the Company since February 2014, and concurrently serves as the General Manager of the Hebei Branch of the Company.

He has been the Vice President of the Company since November 2014.

Miao Jianmin	January 1965	Doctorate in Economics	Since October 27, 2008	Non-executive Director	Bao Jian Shou Xian (2008) No. 1194

Vice Chairman and President of China Life Insurance (Group) Company

Director of China Life Asset
Management Company Limited

Chairman of Insurance Asset Management Association of China

Executive Director of China

Finance 40 Forum

Director of China World
Trade Center Limited

Director of China Shimao

Investment Company Limited

Mr. Miao has been a Non-executive Director of the Company since October 2008.

Zhang Xiangxian	August 1955	Master’s degree in Business Administration for senior management	Since July 24, 2012	Non-executive Director	Bao Jian Shou Xian (2012) No. 870	Vice President of China Life Insurance (Group) Company	Mr. Zhang has been a Non-executive Director of the Company since July 2012.

Name	Date of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Wang Sidong	December 1961	Bachelor’s degree in Arts	Since July 24, 2012	Non-executive Director	Bao Jian Shou Xian (2012) No. 870

Vice President of China Life Insurance (Group) Company

Director of China Life Pension

Company Limited

Chairman of China Life Investment
Holding Company Limited

Chairman of Shanghai China
Insurance Building

Director of China World
Trade Center Limited

Director of China Shimao

Investment Company

Limited

Director of China World
Trade Center Co., Ltd.

Director of China Huarong Asset Management Co., Ltd.

Director of China Life Ecommerce Company Limited

Mr. Wang has been a Non-executive Director of the Company since July 2012.

Liu Jiade	February 1963	Bachelor’s degree in Economics	Since July 11, 2015	Non-executive Director	Bao Jian Xu Ke (2015) No. 718

Vice President of China Life Insurance (Group) Company

Chairman of China Life Pension

Company Limited

Director of China Guangfa
Bank Co., Ltd.

Supervisor of Sinopec Sales Company Limited

Member of the Accounting Informatization Committee of the Ministry of Finance

Mr. Liu served as the Vice President of the Company from 2003 to March 2014. He is the Vice President of China Life Insurance (Group) Company and the Chairman of China Life Pension Company Limited.

Anthony Francis Neoh	November 1946	Bachelor’s degree in Law, Doctorate in Law, honoris causa	Since June 21, 2010	Independent Director	Bao Jian Shou Xian (2010) No. 710	Independent Non-executive Director of CITIC Limited Independent Non-executive Director of the Industrial and Commercial Bank of China Co., Ltd.	Mr. Neoh has been an Independent Director of the Company since June 2010.

Name	Date of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Chang Tso Tung Stephen	November 1948	Bachelor’s degree in Science	Since October 20, 2014	Independent Director	Bao Jian Xu Ke (2014) No. 864

Independent Non-executive Director of Kerry Properties Limited

Independent Non-executive

Director of China Cinda Asset Management Co., Ltd.

Independent Non-executive
Director of Hua Hong
Semiconductor Limited

Mr. Chang has been an Independent Director of the Company since October 2014.

Robinson Drake Pike	October 1951	Master’s degree in Economics	Since July 11, 2015	Independent Director	Bao Jian Xu Ke (2015) No. 718	Member of the four-member Committee of Inspection of Peregrine Fixed Income Limited	Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014.

Tang Xin	September 1971	Doctorate degree in Law	Since March 7, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Member of the Listing Committee of the Shanghai Stock Exchange

Chairman of the Independent Director Committee of the

Listed Companies Association of the PRC

Independent Director of Harvest Fund Management Co., Ltd.

Independent Director of GF

Securities Co., Ltd.

Independent Director of Suzhou Oriza Holdings Co., Ltd.

Mr. Tang served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015.

2)	Basic Information of the Supervisors

Name	Date of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Miao Ping	April 1958	Correspondence College of Yangzhou University, majoring in Economics and Management	Since July 11, 2015	Chairman of the Supervisory Committee	Bao Jian Xu Ke (2015) No. 718		Mr. Miao has been the Vice President of the Company since December 2009 and an Executive Director of the Company since July 2014. He became the Chairman of the Supervisory Committee of the Company in July 2015.

Shi Xiangming	November 1959	Bachelor’s degree in Science	Since May 25, 2009	Supervisor	Bao Jian Shou Xian (2012) No. 870		Mr. Shi has been a Supervisor of the Company since May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008.

Xiong Junhong	December 1968	PhD in Finance	Since October 20, 2014	Supervisor	Bao Jian Xu Ke (2014) No. 864	Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company	Ms. Xiong has been a Supervisor of the Company since October 2014.

Zhan Zhong	July 1968	Bachelor’s degree in Computer and Automation	Since July 11, 2015	Employee Representative Supervisor	Bao Jian Xu Ke (2015) No. 718		Mr. Zhan served as the General Manager of the Company’s Qinghai Branch from January 2014 to June 2014. He has been the General Manager of the Individual Insurance Division of the Company (general manager level of provincial branches) since July 2014.

Wang Cuifei	January 1964	Bachelor’s degree in Economic Management	Since July 11, 2015	Employee Representative Supervisor	Bao Jian Xu Ke (2015) No. 718		Ms. Wang served as the General Manager of the Sales Inspection Department of the Company from March 2009 to August 2014. She has been the General Manager of the Customer Services Department of the Company since September 2014.

3)	Basic Information of the Senior Management of the Head Office

Name	Date of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	As Vice President since November 2014 and as Chief Actuary since March 2012	Vice President, Chief Actuary	Bao Jian Xu Ke (2014) No. 918	Executive Director of the China Association of Actuaries Special Executive Director of the Insurance Institute of China	Mr. Li became the Vice President of the Company in November 2014, and the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and subsequently served as Deputy Director, Director, Assistant to the General Manager of the Product Development Department, Responsible Actuary of the Company and General Manager of the Actuarial Department.

Zhao Lijun	July 1963	EMBA for the senior management	July 2016	Vice President	Bao Jian Xu Ke (2016) No. 717		Mr. Zhao became the Vice President of the Company in July 2016. From May 2014 to April 2016, he was the Chief Financial Officer and the General Manager of the Finance Department of China Life Insurance (Group) Company. He served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Data Center of the Company from 2012 to 2014. From 2003 to 2012, he held various positions at the Company, including the Assistant to the General Manager and the General Manager of the Finance Department, the Deputy General Manager of Shandong Branch, and the General Manager of the Legal and Compliance Department.

Name	Date of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yang Zheng	May 1970	Master’s degree in Business Administration	November 2014	Vice President	Bao Jian Xu Ke (2014) No. 918

Member of the eighth session of the Board of the Accounting Society of China

Member of the National Accounting Informatization and Standardization Technical Committee

Member of the third session of China Insurance Solvency Regulatory Standard Committee

Member of the first session of the China Accounting Standards and Strategy Committee of the Ministry of Finance of the PRC

Mr. Yang became the Vice

President of the Company in November 2014. He became the Chief Financial Officer of the Company since April 2013. He served as the Qualified Accountant of the Company since 2006, and an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009, a Director of Sino-Ocean Group Holding Limited (formerly known as Sino- Ocean Land Holdings Limited) since 2011, and a Director of China Life Franklin Asset Management Company Limited since 2014.

Name	Date of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xiao Jianyou	September 1968	Double Bachelor’s degrees in Medicine and Law	July 2015	Assistant to the President	Bao Jian Xu Ke (2015) No. 757		Mr. Xiao became an Assistant to the President ofthe Company in July 2015. He has been the General Manager of the Company’s Jiangsu Branch since January 2014. From April 2013 to January 2014, he was the Deputy General Manager (responsible for daily operation) of the Company’s Jiangsu Branch. From 2006 to 2013, he held various positions at the Company, including the Deputy General Manager and General Manager of Taizhou Branch in Jiangsu Province, and the General Manager of the Personal Insurance Department, Marketing Director, Assistant to the General Manager and Deputy General Manager of Jiangsu Branch.

Zheng Yong	November 1962	Master’s degree in Law	June 2013	Board Secretary	Bao Jian Fa Gai (2013) No. 546		Mr. Zheng became the Board Secretary of the Company in June 2013. He previously held positions as the Department Head of the Ministry of Justice of the PRC, a practicing lawyer of Beijing Longan Law Firm, China Legal Service Ltd. (Hong Kong) and Beijing DeHeng Law Offices, the Deputy General Manager of the Department of Legal Affairs, the Company Secretary, and the General Manager of the Legal and Compliance Department of the Company, and an Executive Director and Vice President of China Guangfa Bank Co., Ltd.

Note:	This table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

During the period from the end of the reporting period (June 30, 2016) to the date of disclosure of this report:

1)	The CIRC approved the qualification of Mr. Zhao Lijun as the Vice President of the Company on July 20, 2016.

2)	Mr. Yang Zheng resigned from the positions as the Vice President and the person in charge of finance of the Company on August 8, 2016.

3)	Mr. Zhang Xiangxian resigned from the position as a Non-executive Director of the Company on August 3, 2016.

4)	Mr. Anthony Francis Neoh retired from the position as an Independent Director of the Company on July 20, 2016.

5)	The CIRC approved the qualification of Ms. Leung Oi-Sie Elsie as an Independent Director of the Company on July 20, 2016.

(5)	Contact Person and Contact Information with Respect to the Public Disclosure of Solvency Information

Name of Contact Person:	Wu Hongliang

Office Phone Number:	010-63631778

Fax Number:	010-66575011

E-mail:	wuhl@e-chinalife.com

2.	KEY INDICATORS

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Core solvency surplus	44,066,221.71	45,844,870.75
Core solvency ratio	298.32%	316.24%
Comprehensive solvency surplus	50,902,858.30	52,674,711.82
Comprehensive solvency ratio	329.09%	348.45%
Gross written premiums	9,081,262.88	20,164,828.56
Net profit	507,404.72	499,208.09
Net asset	30,127,810.87	31,269,994.67

Notes:	Gross written premiums, net profit, net asset are prepared in accordance with the China Accounting Standards for Business Enterprises.

The result of integrated risk rating in the recent quarter (being the first quarter of 2016) was A Category.

3.	ACTUAL CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Admitted assets	258,109,606.74	253,508,749.51
Admitted liabilities	184,987,357.91	179,632,789.17
Actual capital	73,122,248.83	73,875,960.34
Core tier one capital	65,506,447.25	66,267,061.16
Core tier two capital	779,164.99	779,058.11
Supplementary tier one capital	6,836,636.59	6,829,841.07
Supplementary tier two capital	0	0

4.	MINIMUM CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Minimum capital for quantitative risk	22,219,390.53	21,201,248.52
Minimum capital for life insurance risk	6,125,009.05	6,001,274.04
Minimum capital for Non-life insurance risk	379,046.24	323,145.00
Minimum capital for market risk	22,124,837.27	21,242,494.85
Minimum capital for credit risk	2,850,799.97	2,590,947.81
Risk diversification effect	4,739,110.23	4,470,221.86
Loss absorption effect	4,521,191.77	4,486,391.32
Minimum capital for control risk	0	0
Additional minimum capital	0	0
Counter-cyclical additional minimum capital	0	0
Additional minimum capital for DSII	0	0
Additional minimum capital for GSII	0	0
Other additional minimum capital	0	0
Minimum capital	22,219,390.53	21,201,248.52

5.	INTEGRATED RISK RATING

The Integrated Risk Rating (IRR), i.e. the classification regulation, is a regulatory exercise in which the CIRC conducts a comprehensive analysis of and assessment on the inherent risks and control risks of insurance companies by using a risk-oriented approach and in accordance with the relevant information, classifies such insurance companies into different regulatory categories according to their respective solvency risks, and adopts regulatory policies or measures in respect thereof accordingly.

The CIRC conducts assessment on our IRR on a quarterly basis. The results of our IRR in the recent two quarters (being the first quarter of 2016 and the fourth quarter of 2015) were both A Category.

6.	RISK MANAGEMENT

The CIRC conducts assessments on the solvency risk management of insurance companies on a regular basis. In accordance with the “Notice of the CIRC Concerning the Matters Relevant to the Formal Implementation of the China Risk Oriented Solvency System (CROSS)” (Bao Jian Fa (2016) No. 10), the CIRC will organize its local branches to conduct regulatory assessments on the solvency risk management of insurance companies during the period from April to October 2016. As at the end of the reporting period (June 30, 2016), the CIRC has not conducted a regulatory assessment on our solvency risk management.

7.	LIQUIDITY RISK

1)	Regulatory Indicators of Liquidity

Unit: RMB million

Name of Indicators	Figures of the Current Quarter
Actual net cash flows	-35,481
Comprehensive liquidity ratio	—
Comprehensive liquidity ratio within 3 months	485%
Comprehensive liquidity ratio within 1 year	370%
Comprehensive liquidity ratio within 1-3 years	15,772%
Comprehensive liquidity ratio within 3-5 years	-5,285%
Comprehensive liquidity ratio beyond 5 years	24%
Overall liquidity coverage of the Company	—
Stressed scenario 1	2,457%
Stressed scenario 2	2,551%

Notes:

1.	Actual net cash flow refers to the net cash flow actually occurred during the reporting period of the company;

2.	Comprehensive liquidity ratio =	Expected total cash inflow of existing assets	x 100%;
Expected total cash outflow of existing liabilities

3.	Stressed scenario 1 refers to the hypothetical scenario where the premiums from signed policies decrease by 80% as compared with the corresponding period of last year, and the surrender rate assumption is twice of that in the basic scenario (but the surrender rate does not exceed 100%);

4.	Stressed scenario 2 refers to the hypothetical scenario where the principal and interest of 20% of the fixed income investment which will become mature during the forecasting period cannot be repaid.

2)	Analysis of Liquidity Risk and Measures Addressing Such Risk

The Company has sufficient cash flows, and the liquidity indicators, such as the comprehensive liquidity ratio and the liquidity coverage ratio, remain normal. Pursuant to the requirements of the “No. 12 Solvency Regulatory Rules for Insurance Companies: Liquidity Risk” and the relevant regulations, we have established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

8.	REGULATORY MEASURES ADOPTED BY REGULATORY AUTHORITIES AGAINST THE COMPANY

During the reporting period, there were no circumstances where the CIRC had adopted any significant regulatory measures against the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

August 25, 2016

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie